# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LENZ Therapeutics, Inc., CIK 0001815776
CUSIP: 52635N103
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 201 LOMAS SANTA FE DRIVE, SUITE 300, SOLANA BEACH, California (CA), 92075
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000902664-24-002595
Filed by CIK 0001603466

## Reporting persons
- Point72 Asset Management, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 340,000; sole dispositive power 0; shared dispositive power 340,000; aggregate amount beneficially owned 340,000 (1.2% of the class)
- Point72 Capital Advisors, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 340,000; sole dispositive power 0; shared dispositive power 340,000; aggregate amount beneficially owned 340,000 (1.2% of the class)
- Point72 Biotech Private Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,017,751; sole dispositive power 0; shared dispositive power 1,017,751; aggregate amount beneficially owned 1,017,751 (3.6% of the class)
- Differentiated Ventures Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,017,751; sole dispositive power 0; shared dispositive power 1,017,751; aggregate amount beneficially owned 1,017,751 (3.6% of the class)
- 72 Investment Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,017,751; sole dispositive power 0; shared dispositive power 1,017,751; aggregate amount beneficially owned 1,017,751 (3.6% of the class)
- Steven A. Cohen: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,357,751; sole dispositive power 0; shared dispositive power 1,357,751; aggregate amount beneficially owned 1,357,751 (4.8% of the class)

## Item 1. Issuer
Name of issuer: LENZ Therapeutics, Inc.
Address of issuer's principal executive offices: 201 Lomas Santa Fe Dr., Suite 300, Solana Beach, California 92075

## Item 2. Person Filing
Name of person filing: This statement is filed by: (i) Point72 Asset Management, L.P. ("Point72 Asset Management") with respect to the shares of common stock, par value $0.00001 per share ("Shares"), of LENZ Therapeutics, Inc. held by an investment fund it manages; (ii) Point72 Capital Advisors, Inc. ("Point72 Capital Advisors Inc.") with respect to Shares held by an investment fund managed by Point72 Asset Management; (iii) Point72 Biotech Private Investments, LLC ("Point72 Biotech") with respect to Shares of which it is the holder; (iv) Differentiated Ventures Investments, LLC ("Differentiated Ventures"), the managing member of Point72 Biotech, with respect to Shares held by Point72 Biotech; (v) 72 Investment Holdings, LLC ("72 Investment Holdings"), the sole member of Differentiated Ventures, with respect to Shares held by Point72 Biotech, and (vi) Steven A. Cohen ("Mr. Cohen") with respect to Shares beneficially owned by Point72 Asset Management, Point72 Capital Advisors Inc., Point72 Biotech, Differentiated Ventures, and 72 Investment Holdings.
Address of principal business office or, if none, residence: The address of the principal business office of Point72 Asset Management, Point72 Capital Advisors Inc., Point72 Biotech, Differentiated Ventures, 72 Investment Holdings, and Mr. Cohen is 72 Cummings Point Road, Stamford, CT 06902.
Citizenship: Point72 Asset Management is a Delaware limited partnership. Point72 Capital Advisors Inc. is a Delaware corporation. Point72 Biotech, Differentiated Ventures, and 72 Investment Holdings are Delaware limited liability companies. Mr. Cohen is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on September 30, 2025.

Point72 Asset Management, Point72 Capital Advisors Inc., and Mr. Cohen own directly no Shares. Pursuant to an investment management agreement, Point72 Asset Management maintains investment and voting power with respect to the securities held by an investment fund it manages. Point72 Capital Advisors Inc. is the general partner of Point72 Asset Management. Mr. Cohen controls each of Point72 Asset Management and Point72 Capital Advisors Inc.

Differentiated Ventures is the managing member of Point72 Biotech and may be deemed to share beneficial ownership over Shares held by Point72 Biotech. 72 Investment Holdings is the sole member of Differentiated Ventures and may be deemed to share beneficial ownership of Shares of which Differentiated Ventures may be deemed the beneficial owner.

The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, the beneficial owner of the Shares reported herein.
Percent of class: 4.8
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on September 30, 2025.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on September 30, 2025.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on September 30, 2025.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on September 30, 2025.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Point72 Asset Management, L.P.: /s/ Jason M. Colombo, Jason M. Colombo, Authorized Person (11/14/2025)
- Point72 Capital Advisors, Inc.: /s/ Jason M. Colombo, Jason M. Colombo, Authorized Person (11/14/2025)
- Point72 Biotech Private Investments, LLC: /s/ Vincent Tortorella, Vincent Tortorella, Authorized Person (11/14/2025)
- Differentiated Ventures Investments, LLC: /s/ Vincent Tortorella, Vincent Tortorella, Authorized Person (11/14/2025)
- 72 Investment Holdings, LLC: /s/ Jason M. Colombo, Jason M. Colombo, Authorized Person (11/14/2025)
- Steven A. Cohen: /s/ Jason M. Colombo, Jason M. Colombo, Authorized Person (11/14/2025)